April 16, 2015

VIA EDGAR

Daniel F. Duchovny

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mitel Networks Corporation
Registration Statement on Form S-4
Filed April 1, 2015, amended April 10, 2015
File No. 333-203167

Mavenir Systems, Inc.

Schedule TO

Filed April 1, 2015, amended April 10, 2015

Filed by Roadster Subsidiary Corporation and Mitel Networks Corporation

File No. 005-87810

Dear Mr. Duchovny:

On behalf of Mitel Networks Corporation (the “Company”), we acknowledge receipt of the comment letter, dated April 14, 2015 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form S-4 (the “Registration Statement”) and Schedule TO (the “Schedule TO”) and hereby submit this letter on behalf the Company in response to the Comment Letter. For ease of reference, we have reproduced the Staff’s comments in bold type below followed by the Company’s response.

The Company today filed with the Commission, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and Amendment No. 2 to the Schedule TO. Printed copies of the Registration Statement and the Schedule TO will be provided supplementally upon request.

Summary Selected Historical Financial Data, page 27

1.	Please provide the ratio of earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A.

Response:  The ratio of earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A, is set forth on page 28 of the offer to exchange included in the Registration Statement under the heading “Other Financial Data.”

Background and Reasons for the Offer and the Merger, page 50

2.	We note that on February 12, 2015 Mavenir’s significant venture security holders received a draft tender support agreement. Please revise your disclosure to describe the subsequent negotiations of that agreement and the lock-up agreement.

Response: The Company has revised the disclosure in response to this comment. Please see pages 53, 54 and 55 of the offer to exchange included in Amendment No. 2.

3.	We note the entry for February 22, 2015. Please revise your disclosure to describe the negotiations of the retention packages for Mavenir’s management team and key employees.

Response: The Company has revised the disclosure in response to this comment. Please see page 53 of the offer to exchange included in Amendment No. 2.

Conditions to the Offer, page 68

4.	Please provide an update on the marketing period, described in the last bullet point on page 68.

Response: The Company has revised the disclosure in response to this comment. Please see pages 18 and 69 of the offer to exchange included in Amendment No. 2.

5.	We note the language that the bidders’ failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right.” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response: The Company confirms its understanding of the foregoing.

6.	With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must de cide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: The Company confirms its understanding of the foregoing.

Where You Can Find Additional Information, page 149

7.	While we recognize that any documents you file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward- incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Response: The Company confirms that the Schedule TO will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Registration Statement.

The Company acknowledges the matters set forth in the closing paragraphs of the Comment Letter, including with respect to any request to accelerate the effective date of the Registration Statement.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement and Schedule TO. Should you have any questions or comments regarding this letter, please contact the undersigned at (416) 504-0525 or Stephen C. Centa at (416) 504-0527.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Greg Hiscock

Mitel Networks Corporation